November 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that MBIA Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on November 5, 2014. This disclosure can be found in Part II, Item 5 of the Quarterly Report on Form 10-Q.

Very truly yours,

MBIA Inc.

By:	/s/ Ram D. Wertheim
Ram D. Wertheim Chief Legal Officer

MBIA Inc.     •     1 Manhattanville Road, Suite 301    •     Purchase, NY 10577     •     +1 914 273 4545

www.mbia.com